Filed by URS Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: URS Corporation

Commission File No.: 1-7567

Date: September 2, 2014

At 3:00 A.M. PT on September 2, 2014, URS Corporation (“URS”) distributed the below memorandum to URS employees on behalf of Martin Koffel:

To:	All URS Employees

From:	Martin Koffel

Subject:	URS/AECOM Update – Operating Structure and Key Executive Appointments

I am pleased to report to you on the progress we are making with our plans for URS to join AECOM. One of the highest priorities for the leaders of both companies has been to create a fully integrated organization that can meet the evolving needs of our clients and compete in the ever-changing global economy.

Throughout this process, I have been working closely with Mike Burke, who will be President and CEO of the combined company. I have been impressed with AECOM’s commitment—under his leadership—to client service, excellence in execution, the career development of employees, safety, and to the highest professional and ethical standards. Our two companies have developed a plan for the broad operating structure of the combined company, which I should like to describe to you. The organization of support and administrative functions is being developed and will be communicated in a future announcement.

The new operating structure will combine URS and AECOM into four principal operating groups: Design and Consulting, Construction Services, Management Services, and AECOM Capital. To support these operations, we also have created an End Markets Group that will collaborate closely with all four business groups to ensure we are capitalizing on the expertise across the organization in the pursuit of large and iconic projects and the delivery of outstanding services to our clients.

The following will describe these groups in more detail, the executives who will lead them, and how our existing Divisions will fit into the new operating structure. Many elements of the new organization will be familiar, because it has its roots in the proven operating philosophies and best practices of both URS and AECOM. At the same time, other elements are new for both companies, reflecting the requirements of running a much larger business—with significantly expanded capabilities, markets, and geographic reach. The combined operations will draw upon the impressive talent in both companies, with key members of URS’ senior management team assuming prominent leadership positions.

Design and Consulting Services Group (DC)

The Design and Consulting Services Group will bring together URS’ Infrastructure & Environment (IE) Division and AECOM’s Professional Technical Services (PTS) business into a combined organization with greater resources and expertise to perform major projects worldwide. With its truly global coverage, the Group will be organized into three regions: Americas, Europe-Middle East-Africa (EMEA) and Asia Pacific (APAC).

Fred Werner will become Group President of Design and Consulting Services. Currently, Fred is AECOM’s Chief Growth Officer and President of EMEA. Throughout his decades-long career at AECOM, Fred has led all of the company’s global business lines and has a deep understanding of the markets and 150-plus countries in which the combined company will operate. In his new role, Fred will report to Mike Burke, AECOM’s President and Chief Executive Officer.

The following executives will lead the group’s three geographies as Geography Presidents, reporting to Fred:

•	Americas: Tom Bishop will lead Design and Consulting Services, Americas. He also will maintain a role in the Group’s operations in the United Kingdom, in connection with the government services business that URS has built with UK government agencies. Currently, Tom is Senior Vice President and Executive Chairman of the Infrastructure & Environment Division’s Europe, the Middle East, and India (EMI) Group, where he has successfully managed URS’ expansion across the region. Tom joined URS in 1986 and has an impressive track record managing large and diverse operations.

•	Europe-Middle East-Africa (EMEA): Steve Morriss, currently AECOM’s Chief Executive of EMEA, will lead Design and Consulting Services, EMEA. In the past several years, Steve has led an impressive turnaround of AECOM’s European business and has positioned the company for continued success and growth in the region.

•	Asia Pacific (APAC): Sean Chiao will lead Design and Consulting Services, APAC. Currently, Sean is AECOM President, APAC. During his tenure with AECOM, he has held various leadership positions in Asia, including Chief Executive of China and Chief Executive of Buildings + Places, APAC. In these roles, Sean has made significant contributions to the company’s business throughout the region.

Construction Services Group (CS)

The Construction Services Group will combine URS and AECOM’s highly complementary construction services businesses. It will be organized in two segments: Energy, Infrastructure and Industrial Construction and Building Construction, reflecting each company’s areas of expertise. Energy, Infrastructure and Industrial Construction will include URS’ Energy & Construction and Oil & Gas Divisions. Building Construction will incorporate AECOM’s existing Construction Services business, including the operations of Tishman Construction and the recently acquired Hunt Construction Group.

•	Energy, Infrastructure and Industrial Construction (EIC): George Nash, currently the President of URS’ Energy & Construction Division, will become Group President of Energy, Infrastructure and Industrial Construction. George is a talented executive with significant industry experience and leadership skills. He has held positions of increasing responsibility throughout his 15-year career at URS. In his new role, George will report to Mike Burke, AECOM’s President and Chief Executive Officer.

George will be supported by Wayne Shaw, who will continue as President of our Canadian-based Oil & Gas business, reporting to George. With his in-depth understanding of the oil, gas, and petrochemical industries, Wayne will continue to lead our efforts to expand this business throughout North America.

•	Building Construction (BC): Dan McQuade, who currently is AECOM’s Chief Executive, Construction Services, will be Group President of Building Construction. With more than 30 years of construction industry experience, Dan has provided leadership for iconic construction projects—of virtually every size, scope and purpose—around the world. Dan will report to Mike Burke.

Management Services Group (MS)

Together, URS and AECOM will be one of the largest contractors to the U.S. federal government. The Management Services Group will join together our Federal Services Division and AECOM’s Global Support Services into a combined entity with the resources and expertise to offer a broader range of services to U.S. federal government agencies and national governments around the world.

Randy Wotring, will become Group President of Management Services. Randy is a proven leader with extensive experience in the federal marketplace. Since 2004, he has led URS’ Federal Services Division, which has grown significantly under his direction with major programs for the U.S. Departments of Defense, Homeland Security and Energy, NASA, and the United Kingdom’s Ministry of Defence and Nuclear Decommissioning Authority. In his new role, Randy will report to Mike Burke.

AECOM Capital Group (ACAP)

Created by AECOM in 2013, AECOM Capital makes direct investments in real estate and public-private projects. The group will continue to work with clients who are pursuing alternative-delivery options and looking for partners to provide both capital and traditional engineering and construction services.

John Livingston will continue to lead AECOM Capital as its Chief Executive, reporting to Mike Burke. His 20-year career with AECOM companies includes serving as Chief Executive of Construction Services, President of Tishman Construction and, prior to that, President of Tishman Urban Development Corporation.

End Markets Group

To ensure we are fully leveraging the combined company’s broad resources and expertise, the End Markets Group will promote collaboration across all four business groups in the pursuit of large and iconic projects and the delivery of outstanding services to our clients on major programs. The group will function as a strategic partner to the leadership of all four operating groups as we pursue and execute some of the industry’s most challenging projects. The group will organize its activities around four end markets: Infrastructure & Power, Buildings & Industrial, Oil & Gas, and National Governments.

Mike Donnelly, currently AECOM’s Chief Executive, Global Support Services, will become Group President of End Markets, reporting to Mike Burke. Since joining AECOM in 2008, Mike has significantly grown and diversified AECOM’s federal business. He brings 25 years of business development experience to his new role in the combined company.

Next Steps

I know that I speak for the leadership teams of both URS and AECOM in conveying my enthusiasm for the potential of our combined company. The new operating structure incorporates and builds on the strengths and expertise that each company brings to the organization. I believe it will provide a strong platform to prosper and grow together.

It is important to note that the transaction is subject to certain closing conditions, including the approval of the shareholders of URS and AECOM. None of the changes described in this memo will take effect until after the transaction closes, which we continue to expect will occur in late October. Until then, URS and AECOM will continue to operate as independent public companies. Once the acquisition is completed, we will begin to implement the new operating structure. While the leaders for the combined company will assume their new responsibilities effective with the close, it will take time to complete the transition. And, of course, there are other plans that need to be refined and finalized as we work to build a fully integrated organization.

This is an exciting time for URS and AECOM. With your commitment and support, I have great confidence in what we can accomplish as a combined company.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

All statements in this document other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which AECOM and URS operate and beliefs of and assumptions made by AECOM management and URS management, involve uncertainties that could significantly affect the financial results of AECOM or URS or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the transaction involving AECOM and URS, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future – including statements relating to creating value for stockholders, benefits of the transaction to customers and employees of the combined company, integrating our companies, cost savings, providing stockholders with a more attractive currency, and the expected timetable for completing the proposed transaction – are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with the ability to consummate the merger and the timing of the closing of the merger; the failure to obtain the necessary debt financing arrangements set forth in the commitment letter received in connection with the merger; the interest rate on any borrowings incurred in connection with the transaction; the impact of the indebtedness incurred to finance the transaction; the ability to successfully integrate our operations and employees; the ability to realize anticipated benefits and synergies of the transaction; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, customers and competitors; the outcome of any legal proceedings that have been or may be instituted against URS and/or AECOM and others following announcement of the transaction; the ability to retain key personnel; the amount of the costs, fees, expenses and charges related to the merger and the actual terms of the financings that will be obtained for the merger; changes in financial markets, interest rates and foreign currency exchange rates; and those additional risks and factors discussed in reports filed with the Securities and Exchange Commission (“SEC”) by AECOM and URS. AECOM and URS do not intend, and undertake no obligation, to update any forward-looking statement.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction, on August 1, 2014, AECOM filed with the SEC a registration statement on Form S-4 that includes a preliminary joint proxy statement of AECOM and URS that also constitutes a prospectus of AECOM. Investors and security holders are urged to read the preliminary joint proxy statement/prospectus and other relevant documents filed with the SEC (including the definitive joint proxy statement/prospectus), when they become available, because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents, when they become available, and other documents filed with the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by AECOM by contacting AECOM Investor Relations at 1-213-593-8000. Investors and security holders may obtain free copies of the documents filed with the SEC by URS by contacting URS Investor Relations at 877-877-8970. Additionally, information about the transaction is available online at www.aecom-urs.com.

AECOM and URS and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about AECOM directors and executive officers is available in AECOM proxy statement for its 2014 Annual Meeting of Stockholders filed with the SEC on Jan. 24, 2014. Information about URS’s directors and executive officers is available in URS’s proxy statement for its 2014 Annual Meeting of Stockholders filed with the SEC on April 17, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from AECOM or URS using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.